

Mail Stop 3720

February 14, 2008

Joseph R. Chinnici
Sr. Vice President, Finance and Chief Financial Officer
Ciena Corporation
1201 Winterson Road
Linthicum, MD 21090-2205

      Re: **Ciena Corporation**
           Form 10-K for the Fiscal Year Ended October 31, 2007
           Filed December 17, 2007
           File No. 0-21969

Dear Mr. Chinnici:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director